Contact

www.linkedin.com/in/alan-tank-b881145 (LinkedIn)

Top Skills

Start-ups
Sustainability
Public Speaking

Alan Tank

Entrepreneur, Investor, Board Member and Strategic Advisor
Washington DC-Baltimore Area

Summary

Results oriented senior executive with demonstrated ability to provide strategic vision and creative thought, drive change, problem solve, communicate clearly, build consensus and produce measurable results. Proven ability to recruit, manage, motivate and mobilize diverse groups and individuals to achieve specific goals.

Experience

Consultant

Entrepreneur, Investor, Board Member and Strategic Advisor
January 2016 - Present (9 years 7 months)
Washington, District of Columbia, United States

Active entrepreneur, strategic advisor and investor with a focus on the agriculture,
food and energy sectors with board / advisory affiliations with Masienda LLC, Blue Sea Capital LLC, WestMET Ag, Arable Labs Inc., Eion Corp., Victory Hemp Foods LLC, Mercator Partners, Harvard Kennedy School Private and Public, Scientific, Academic and Consumer Seminar and Tank Customs LLC / Tank Brothers Farm

Revolution Energy Solutions, LLC

Co-Founder / CEO
October 2006 - December 2016 (10 years 3 months)
Washington D. C.

Founded and led Revolution Energy Solutions (RES) which developed, owned and operated renewable energy projects on agricultural platforms in the United States.

These waste-to-energy / waste-to-value projects, deploy innovative financing stacks and utilize livestock manure and other organic waste streams as their primary feedstocks. In addition to producing base load electricity, the RES projects also enable a number of direct and indirect environmental, social and economic benefits, including permanent Greenhouse Gas (GHG) emission reduction offsets.

The RES portfolio in North Carolina included the largest swine waste-to-energy project in the state. RES was selected by Cornell University to design and construct an anaerobic digestion project on the Cornell University Ruminant Center (CURC) dairy farm.

AgCert International plc
Founder, CEO, and Managing Director
December 2000 - September 2005 (4 years 10 months)

Dublin, Ireland

Founded and built AgCert from a concept to become a world leader in the production and sale of agriculturally derived greenhouse gas (GHG) emission reductions which were utilized to satisfy the requirements of the Kyoto Protocol and the European Union Emission Trading Scheme (EU ETS).

Led the successful IPO of AgCert, which was listed on the London Stock Exchange, Main Market, in June, 2005.

Led the successful closing of an equity investment by the International Finance Corporation (IFC).

AgCert, was established to generate emission reduction offsets from the installation and operation of more than 600 anaerobic digestion projects largely on dairy and swine farms in developing countries, including Brazil and Mexico, to reduce the adverse impacts of greenhouse gas (GHG) emissions related to global warming and climate change.

National Pork Producers Council
CEO
June 1990 - October 2000 (10 years 5 months)

Washington, District of Columbia, United States

As CEO, the widely proclaimed National Environmental Dialogue on Pork Production was initiated and completed which resulted in the establishment and implementation of a new standard of environmental performance for the U.S. pork industry.

Largely credited with transforming the U.S. pork industry, through commitment, products, policies, negotiations and initiatives from being the world’s second largest importer of pork to becoming the world’s largest exporter of pork and pork products.

Addressed major supply chain constraints that limited industry growth, opportunity and profitability.

Described by Feedstuffs magazine upon departure from NPPC as “one of agriculture’s most visible provocateurs of change” and was selected by National Hog Farmer magazine as one of the swine industry’s 50 most influential people over its 50 years of publication.

Prior to being named CEO, served as the Vice President of Public Policy and Foreign Trade. In this capacity, served as a registered lobbyist and managed the Washington, D.C. office and its legislative, regulatory and international trade initiatives.

U.S. COMMODITIES, INC.
Partner / Commodity Broker
January 1988 - December 1991 (4 years)
Des Moines, Iowa, United States

National Corn Growers Association
Assistant Vice President
January 1985 - December 1988 (4 years)
Washington, District of Columbia, United States

Congressman Jim Leach
Legislative Assistant / Campaign Manager
January 1983 - December 1985 (3 years)
Washington, District of Columbia, United States

Education

Iowa State University
BS, Animal Science · (1977 - 1981)